UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-39461

NANO-X IMAGING LTD

Ofer Tech Park

94 Shlomo Shmeltzer Road

Petach Tikva

Israel 4970602

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

CONTENTS

On June 7, 2024, NANO-X IMAGING LTD (the “Company”) entered into a Sales Agreement (the “Sales Agreement”) with Cantor Fitzgerald & Co. and Mizuho Securities USA LLC (each, an “Agent” and, together, the “Agents”), pursuant to which the Company may offer and sell, from time to time, its ordinary shares through a designated Agent in an “at the market offering” (the “ATM Offering”), as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended, for an aggregate offering price of up to $100,000,000.

Any ordinary shares offered in the ATM Offering will be issued pursuant to a shelf registration statement on Form F-3 (File No. 333-271688), as amended, and the prospectus contained therein. The Agents may sell the Company’s ordinary shares by any method permitted by law deemed to be an ATM Offering, including sales made directly on or through the Nasdaq Stock Market or any other existing trading market for the Company’s ordinary shares, in negotiated transactions at market prices prevailing at the time of sale or at prices related to such prevailing market prices and/or any other method permitted by law. The Agents will use their commercially reasonable efforts to sell the Company’s ordinary shares from time to time, based upon its instructions (including any price, time or size limits or other parameters or conditions that the Company may impose). The Company will pay to the designated Agent a cash commission of 3.0% of the gross proceeds from the sale of any ordinary shares by such designated Agent under the Sales Agreement. The Company and the Agents have also provided each other with customary indemnification rights.

The Company is not obligated to make any sales of ordinary shares under the Sales Agreement and no assurance can be given that it will sell any ordinary shares under the Sales Agreement, or, if it does, as to the price or number of such shares that it will sell, or the dates on which any such sales will take place. The Sales Agreement may be terminated by either party as set forth in the Sales Agreement.

This Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing description of the Sales Agreement is not complete and is qualified in its entirety by reference to the full text of the Sales Agreement, a copy of which is filed herewith as Exhibit 10.1 and is incorporated herein by reference. The legal opinion of Meitar | Law Offices relating to the legality of the issuance and sale of the ordinary shares under the Sales Agreement is attached as Exhibit 5.1 hereto.

The contents of this Form 6-K are incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-271688) and Form S-8 (File No. 333-248322), filed with the SEC, to be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NANO-X IMAGING LTD (Registrant)

Date: June 7, 2024	By:	/s/ Ran Daniel
Ran Daniel
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Exhibit
10.1	Sales Agreement, dated as of June 7, 2024, among NANO-X IMAGING LTD, Cantor Fitzgerald & Co., and Mizuho Securities USA LLC.

5.1	Opinion of Meitar | Law Offices.

23.1	Consent of Meitar | Law Offices (included in Exhibit 5.1).